EXHIBIT 2

Media Release

25 February 2004

Mayne reports steady improvement in half year results

Mayne Group Limited today announced its results for the half year to 31 December 2003, and reported improvements in net profit after tax, earnings before interest and tax (EBIT), operating cash flow and earnings per share.

Mayne Group Managing Director and Chief Executive Officer, Mr Stuart James, said that the company had been able to continue its reshaping program while maintaining the performance of the underlying businesses.

The company reported a net profit after tax of $48.7 million, up from a $57.7 million loss after tax in the first half of last financial year. Overall EBIT was up 17% to $108.6 million compared to the prior corresponding period, while EBIT from continuing businesses rose from $67.1 million to $70.9 million. The company also announced an unfranked interim dividend of 4.5 cents, compared to an unfranked dividend of 4.0 cents for the same period last year.

“Mayne has progressed steadily, enabling the business to meet our expectations for the first six months of this financial year while we are also continuing to reshape the company to focus on our higher return businesses,” Mr James said.

“The international pharmaceutical business has been developed by acquisitions and product development, and our position in the diagnostic services field has been consolidated in both Pathology and Imaging,” he said.

“The acquisitions of the paclitaxel assets in North America were finalised in December, and in February the company signed a collaboration arrangement with Ivax Corporation that may result in our entry to the European paclitaxel market earlier than we had anticipated. The agreement with Ivax will leverage our resources in active pharmaceutical ingredient processing, product manufacturing and sales.

“In order to meet our long term manufacturing needs $60 million is to be invested in the Mulgrave and Aguadilla facilities. Together with our product development and product acquisition programs this will allow us to access markets having a total value of $US7.8 billion, compared to $US3.8 billion at the same time in 2001.

“The Pharmaceuticals result was as expected due to the previously advised weaker product pipeline this financial year and the impact of the rising Australian dollar on our offshore sales. If the average foreign exchange rates for the prior corresponding period were used, the Pharmaceuticals EBIT would have been $4 million higher.

“In Europe revenue was up 21% on the prior corresponding period (it would have been 32% using the average foreign exchange rates from the prior corresponding period). The Americas revenue result was 17% lower than the same half last year (4% higher than the prior corresponding period before foreign exchange impact), however it saw significant price erosion in pamidronate and other mature products. Asia Pacific’s result was up 21% on last year’s first half revenue (23% higher than the prior corresponding period before foreign exchange impact) and sales in Asia have risen again with the SARS outbreak subsiding.

“In both diagnostic businesses we have settled in new acquisitions and continued organic growth. Future growth will come from operational improvements that will make us more competitive and raise earnings margins.

“Pathology operations in each state once again increased market share, growing above market rates, and the QML and Gippsland Pathology Service acquisitions continue to perform well. NSW has also finished with another pleasing result showing fundamental operational improvement.

“Diagnostic Imaging grew its underlying revenue above market rates after instituting a fee increase. There has been very little growth in examinations across the market, which combined with a variety of cost pressures, has seen margins remain static.

“Consumer Products had its sales rebound better than expected after the Pan recall, and Mayne has just regained the leading market share across the combined retail sales channels. The EBIT result also benefited from good cost management and productivity improvements.

“There are still discussions occurring on the possible sale of Pharmacy Services which we are expecting to resolve shortly. This will remove the air of uncertainty in the pharmacy market and should help to alleviate the pressure on margins. There are a number of plans in place to further develop this business after a good revenue performance in the period under review and we will only contemplate a sale if it generates more value than continuing to operate it.

“The turnaround of the Hospitals business continued, which allowed Mayne to secure a sale price of $813 million.”

Earnings from Mayne’s former Hospitals business have been treated as discontinued earnings.

In regard to outlook, Mr James said that Mayne’s focus is to continue building its pharmaceuticals and diagnostic businesses. Other businesses are expected to continue a steady improvement over the first half. Overall adverse foreign exchange impacts are likely to offset the Pharmaceuticals volume increases, resulting in a second half performance similar to the first half.

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Mayne Group Financial Results – Half year ended 31 December 2003

Half year financial result

$m	1H03	1H04
Reported revenue	2,850.1	2,332.1
Reported NPAT	(57.7)	48.7
Reported EBIT	92.8	108.6
Net operating cash flows	69.1	138.2
Significant items	(90.8)	(6.0)[1]
Reported EPS (cents)	(7.1)	6.4
Revenue continuing	1,587.1	1,773.0
NPAT continuing businesses[2]	27.4	32.7
EBIT continuing businesses	67.1	70.9
Normalised EPS (cents)[3]	7.7	9.1

[1]	Significant items are mainly the writedown of deferred tax assets from Mayne adopting the Australian tax consolidation regime. Many companies are incurring writedowns from adopting the same program.
[2]	NPAT continuing before significant items
[3]	Before amortisation, significant items and discontinuing businesses

Continuing businesses EBIT split

$m	1H03	1H04
Pharmaceuticals	28.4	25.7
Consumer	5.0	2.2
Diagnostic Services[1]	25.0	33.3
Pharmacy Services	14.3	15.7

Continuing businesses	72.7	76.9
Unallocated	(5.6)	(6.0)

Underlying EBIT	67.1	70.9

[1]	Includes Pathology, Diagnostic Imaging and Medical Centres